Mail Stop 03-05

									October 18, 2004

Via Fax and U.S. Mail

Peter Preston
President
Bach-Hauser, Inc.
1561 Highway 3
Cayuga, Ontario N0A 1E0

Re: 		Bach-Hauser Inc.
		Preliminary Information Statement filed on October 14, 2004
		File No. 0-26953

Dear Mr. Preston:

We are conducting a targeted review of your filing and have the following comments. Where indicated, we think you should revise your document in response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any aspect of our review.

Action 1

1. We note your disclosure in the third paragraph regarding the flexibility to issue shares in possible mergers, acquisitions or other business combinations. Please revise to include balancing disclosure regarding the possible adverse consequences that would be material to an investor as result of the action. Revise to disclose that as a result of this action, the directors may issue stock from time to time without shareholder approval. Consider discussing any possible anti-takeover effect that the action may have.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

***

Please amend the Schedule 14C in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter with the acknowledgements discussed above as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

Please contact Katherine Hsu at (202) 942-2856 with any other questions.


Sincerely,




Max A. Webb
Assistant Director
Peter Preston
Bach-Hauser, Inc.
October 18, 2004
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